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100 F Street, N.E. Washington, D.C. 20549-3628 Mail Stop 3720 Attention: John Zitko, Attorney Advisor	Milan	Washington, D.C.

Re:	Zhone Technologies, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 16, 2010

File No. 000-32743

Dear Mr. Zitko:

On behalf of Zhone Technologies, Inc. (the “Company”), we respectfully request an extension through September 21, 2010 to respond to the additional comments sent on August 31, 2010 from the staff of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

As I explained during our telephone conversation on September 1, 2010, the Company is requesting this extension to allow greater time, in light of management summer travel schedules, to obtain the input of management and the Company’s independent registered public accounting firm regarding the Company’s comment responses. In this conversation, you expressed no objection to this extension request.

Please do not hesitate to contact me by telephone at (858) 523-5412 or by fax at (858) 523-5450 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ann C. Buckingham
Ann C. Buckingham of LATHAM & WATKINS LLP

cc:	Kirk Misaka, Zhone Technologies, Inc.

Craig Garner, Latham & Watkins LLP